SECURIT 15047805 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 1, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Western Equity Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2459 Pleasant View Road
(No. and Street)

Pleasant View (City) Tennessee (State) 37146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas C. Altfillisch 615-746-8810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17th Avenue South (Address) Nashville (City) Tennessee (State) 37212 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/14

OATH OR AFFIRMATION

I, Thomas C. Altfillisch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Equity Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JAMI L. CARR STATE OF TENNESSEE NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

WESTERN EQUITY GROUP, INC.

DECEMBER 31, 2014

THE BAKER GROUP, CPAs, P.C.

FINANCIAL STATEMENTS

WESTERN EQUITY GROUP, INC.

DECEMBER 31, 2014

TABLE OF CONTENTS

THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Western Equity Group, Inc.

We have audited the accompanying financial statements of Western Equity Group, Inc. (a California corporation), which comprise the statement of financial condition as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Western Equity Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Western Equity Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information in Schedules' I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Western Equity Group, Inc.'s financial statements. The supplemental information is the responsibility of Western Equity Group, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
February 26, 2015

WESTERN EQUITY GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$	150,445
Deposits with clearing organizations		50.000
Receivable from brokers and dealers		108,420
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $32,130)		-
	$	308,865

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable		79,201
Stockholders' Equity		229,664
	$	308,865

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Commissions and fees	$ 466,972
Revenue from sale of investment co shares	595,221
Fees for investment Advisory Services	158,785
Other income from the securities business	442,668
Total Income	1,663,646
Expenses	
Commission Expense	1,274,280
Regulatory Fees	21,123
Auto Expenses	5,383
Continuing Educations	979
Service Charges	351
Depreciation	3,278
Dues and Subscriptions	5,025
Donations	12,300
Insurance	36,179
Licenses and Permits	9,860
Telephone	8,584
Payroll Expenses	86,294
Recruiting	20,959
Repairs	1,363
Office Expenses	22,616
Postage	787
Travel	3,525
Retirement Contribution	45,000
Professional Fees	7,085
Total Expenses	1,564,971
Net Income (Loss) for the Year	$ 98,675

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

		1,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings	Total
Balances, December 31, 2014	$	10,000	$115,000	$ 40,626	$165,626
Distributions				(34,637)	(34,637)
Net Income (Loss) for the year				98,675	98,675
Balances, December 31, 2014	$	10,000	$115,000	$ 104,664	$229,664

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities	
Net income (loss)	$ 98,675
Adjustments to reconcile net income to net cash provided by operations	
Depreciation and amortization	3,278
(Increase) Decrease in:	
Receivable from brokers and dealers	(8,565)
Increase (Decrease) in:	
Accounts Payable	(6,438)
Accrued taxes and other liabilities	-
Net cash provided by operating activities	86,950
Cash Flows from Investing Activities	
Purchase of equipment	-
Net cash used by investing activities	-
Cash Flows from Financing Activities	
Distributions to Stockholders'	(34,637)
Net cash used by financing activities	(34,637)
Net increase (decrease) in cash	52,313
Cash at beginning of period	98,132
Cash at end of period	$ 150,445
Supplemental Disclosures	
Interest Expense Paid	$ -
Taxes paid	$ -

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations
The Company Name (the Company) is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation formed on January 22, 2004, with offices located in Tennessee.

Reporting Period
The Company's year ends on December 31st.

Revenue Recognition
Security transactions are recorded in the accounts on a settlement-date basis. Marketable securities at December 31, 2014 are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Depreciation
Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan
The Company contributes to a SEP IRA Retirement Plan for its employees under the Internal Revenue Code. Company contributions to the SEP IRA were $45,000 for the current period.

Income Taxes
Federal income taxes are not payable by the S Corporation, or provided for in this financial statement. The S Corporation shareholders are taxed individually on their share of the S Corporation's earnings. State income taxes have been accrued in the amount of $0.00.

Uncertain Tax Positions
Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a settlement basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2014, the Company's net capital of $226,860 was $221,580 in excess of the minimum requirement of $5,280

WESTERN EQUITY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS - continued

DECEMBER 31, 2014

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$ 9,711
Office furniture and fixtures	22,419
	32,130
Less: Accumulated depreciation	(32,130)
Net Assets	-
Depreciation and Amortization Expense	$ 3,278

NOTE 5 - RELATED PARTY TRANSACTIONS

In year the Company's offices were located in the Stockholders' home. No rental expense was recorded in these financial statements for the use of the office space.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 7 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $ 0 for the period ended December 31, 2014.

NOTE 8 – CONTINGENT LIABILITIES

At February 26, 2015, there were claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such claims will not materially affect the financial position of the Company.

WESTERN EQUITY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS - continued

DECEMBER 31, 2014

NOTE 9 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
as of December 31, 2014:

	Fair Value	Level 1
Money Market Funds	$112,171	$112,171

NOTE 10 – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 26, 2015 the date on which the financial statements were available to be issued.

WESTERN EQUITY GROUP, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC

DECEMBER 31, 2014

Total members' equity from Statement of Financial Condition		$ 229,664
Total members' equity qualified for net capital		229,664
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures		
Total non-allowable assets		-
D. Other deductions and/or charges		-
Total deductions and/or charges		-
Net capital before haircuts		229,664
Haircuts on securities		
Other Securities	2,804	
Total haircuts on securities		2,804
NET CAPITAL		$ 226,860

WESTERN EQUITY GROUP, INC.

SCHEDULE II

Reconciliation of Broker's Computation of Net Capital To Auditor's Computation of Net Capital Under Rule 15c3-1

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$ 229,664	$ (0)	$ 229,664
3. Total	229,664	(0)	229,664
5. Total capital	229,664	(0)	229,664
6. A. Non-allowable assets	-	(0)	-
D. Other deductions and/or charges	-	(0)	-
Total deductions	-	(0)	-
8. Net capital before haircuts	229,664	(0)	229,664
9. Haircuts on securities: Total haircuts	2,804	(0)	2,804
10. Net capital	$ 226,860	$ (0)	$ 226,860

WESTERN EQUITY GROUP, INC.

SCHEDULE III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2014

Minimum net capital required	$ 5,280
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirements	$ 5,280
Excess net capital	$ 221,580

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Aggregate Indebtedness	$ 79,201

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$ 79,201	
Net capital	$ 226,860	34.91%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2014

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

WESTERN EQUITY GROUP, INC.

SCHEDULE IV

COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC

FOR THE YEAR ENDED DECEMBER 31, 2014

Western Equity Group, Inc. did not carry any margin accounts, maintained no securities on hand, promptly transmitted all customer funds and did not otherwise hold funds or securities for, or owe money or securities to, customers, thereby meeting the conditions of Rule 15c3-3(k)(2)(ii) exempting it from the requirements of Customer Protection Rule 15c3-3.

THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Western Equity Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Western Equity Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Western Equity Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Western Equity Group, Inc. stated that Western Equity Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Western Equity Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Equity Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
February 26, 2015

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

THE BAKER GROUP, CPAs, P.C.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
of Western Equity Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Western Equity Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authority solely to assist you and the other specified parties in evaluating Western Equity Group, Inc's compliance with the applicable instructions of Form SIPC-7. Western Equity Group, Inc's management is responsible for Western Equity Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
February 26, 2015

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2410*********************MIXED AADC 220
066403 FINRA DEC
WESTERN EQUITY GROUP INC
2459 PLEASANT VIEW RD
PLEASANT VIEW TN 37146-8038

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Thomas C. Altfillisch
President (615) 746-8810

2. A. General Assessment (item 2e from page 2) $ 1,106

B. Less payment made with SIPC-6 filed (exclude interest) (785)
7-21-14 CK#8271
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) ____

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 321

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 321

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Western Equity Group, Inc.
(Name of Corporation, Partnership or other organization)

Thomas C. [signature]
(Authorized Signature)

Dated the 21st day of Jan, 2015.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 1,663,646
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,221,073
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,221,073
2d. SIPC Net Operating Revenues	$ 442,573
2e. General Assessment @ .0025	$ 1,106 (to page 1, line 2.A.)